NEWS RELEASE 05-31	November 8, 2005

FRONTEER OPTIONS TWO ADVANCED MEXICAN GOLD PROJECTS FROM TECK COMINCO

Fronteer Development Group Inc. (“Fronteer”) (FRG–TSX / AMEX) continues to expand its gold portfolio in Mexico with the addition of two new discovery-stage projects optioned from Teck Cominco Limited’s Mexican subsidiary, Minera Teck Cominco SA de CV (“Teck Cominco”). The San Pedro and Clara projects (the “Projects”) are located in the western state of Jalisco, approximately 60 kilometres west and southwest of Guadalajara. The Projects are 100 kilometres apart and have large gold alteration footprints similar in style to Fronteer’s advanced gold projects in Turkey. Like Turkey, Mexico will continue to be a growing focus for Fronteer in 2006. These Projects are an important addition to the company’s growing gold portfolio. This deal with Teck Cominco gives Fronteer two new drill-ready properties on which work can start immediately. These Projects complement Fronteer’s other 100% owned Mexican projects in Chiapas state, which are currently being advanced to the drill stage.

Clara and San Pedro Gold Projects

Previous work on these Projects by Teck Cominco has demonstrated their potential to host large, high-sulphidation style gold systems.

On San Pedro, the principal target is a gold-rich feeder zone beneath a 600 metre by 700 metre silica cap, the main target zone of which has never been drill tested. On Clara, previous rock and soil sampling, IP and PIMA results have outlined a large dickite zone which is interpreted to cap a gold-rich silica core. This three square kilometer target, along with peripheral anomalies, has never been drill tested. Silicified vein breccias from the Clara property assayed up to 24.8 g/T Au, and specularite-cemented breccias assayed up to 9.64 g/T Au

Drilling is anticipated to commence on these projects by early 2006.

The Deal

Fronteer may earn 100% interest in both of these Projects by spending a combined total of US $2.0 million over four years on exploration, to be divided between the two properties. Teck Cominco will retain a back-in right to each project which must be exercised within 60 days of Fronteer expending US 2.0 million on such project. Teck Cominco will also retain a 1.5% - 2% net smelter royalty, on each project which will be extinguished for a project if Teck Cominco earns back an interest.

Teck Cominco’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer’s expenditures on such project over three years, with a firm first year work commitment of 25% of Fronteer’s expenditures. Thereafter, Teck Cominco may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

According to Dr. Mark O’Dea, President and CEO, “Again, we are very pleased to be building on our relationship with Teck Cominco and sharing the risk-reward on another gold opportunity”.

In addition to gold in Mexico and Turkey, Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador, eastern Canada. A $5.0 million, drill program is currently underway with results from this program being released over the coming weeks.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

 (PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented in this News Release constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the timing of exploration, and amount of estimated future resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, economic and political stability in Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.